Exhibit (d)(3)(v)

SCHEDULE A

Effective May 1, 2018 — April 30, 2019

	Expense Limit
Fund Name	Investor Class	Service Class

Government Money Market ProFund	0.98%	1.98%

PROFUND ADVISORS LLC		ACCESS ONE TRUST
a Maryland limited liability company		a Delaware statutory trust

By:	/s/ Michael L. Sapir	By:	/s/ Todd B. Johnson
Michael L. Sapir		Todd B. Johnson
Chief Executive Officer		President